UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2014
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Nordic American Offshore Ltd. (the "Company") dated October 30, 2014 with the Company's earnings report for the third quarter of 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: November 6, 2014	By:	/s/ Tor-Øyvind Bjørkli
Tor-Øyvind Bjørkli

Exhibit 99.1

Nordic American Offshore Ltd. (NYSE:NAO) 3Q2014 Dividend and Earnings Report: Dividend of $0.45 declared.

Hamilton, Bermuda, October 30, 2014.

Nordic American Offshore Ltd. ("NAO" or "the Company") has declared a dividend of $0.45 per share for 3Q2014, as previously announced. This is the same dividend as for the previous two quarters. The record date is November 7, 2014 and the payment of dividend is expected to take place on or about November 21, 2014.  Since its establishment in late 2013 this start-up company has paid 3 dividends totaling $1.35 per share.

To prepare for a NYSE listing and for expansion, NAO had a successful Initial Public Offering (IPO) on the New York Stock Exchange in June 2014, raising net proceeds of around $100 million. NAO started trading June 12, 2014. After the IPO, the shares issued in the November 2013 private placement, which traded on the Oslo OTC market, were exchanged for NYSE traded shares. At the time of this report, the total share count is 23,431,370.

The main elements of the strategy of NAO are based on the same fundamentals as those of Nordic American Tankers Limited (NAT).  NAT is currently holding about 4 million shares or 17.1% of NAO.

The Company has ten high-quality Platform Supply Vessels, six in operation and four being built at Norwegian based shipyards. They are built in 2012 and onwards. Two of the newbuildings will be delivered in January 2015, and the other two are expected to be delivered during the third quarter 2015. Including a planned expansion of the credit facility, the Company will have the financial resources to take delivery of its four newbuildings on order, thereby offsetting the dilutive short term impact in sharecount following the June 2014 IPO.

Key points to consider:

•	Earnings per share in 3Q2014 were $0.12 compared with $0.23 for 2Q2014 and $0.10 for 1Q2014. The weighted average number of shares was 23,431,370 in 3Q2014 vs 17,620,124 in 2Q2014, affecting our results on a per share basis. The Company is in a position to take delivery of the four 2015 newbuildings without issuing further equity.
•	Net Income came to $2.8 million in 3Q2014, compared with $4.1 million in 2Q2014 and $1.7 million in 1Q2014. Operating cash flow[1] was $6.0 million vs $7.7 million in 2Q2014. Adjusted for a non-recurring one-time cost, operating cash flow was $7.5 million and Net Income of $4.3 million in 3Q2014.
•	The Company has at the time of this report no net debt and its $60 million credit facility has not been drawn upon.

1 Operating cash flow is a non-GAAP number. Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

•	The IPO in June 2014 strengthened the equity of the Company by about $100 million.
•	Our vessels were fully utilized this quarter which is a reflection of the quality and standard of our fleet.

Financial Information

On October 20, 2014 the Board declared a cash dividend of $0.45 per share for 3Q2014 to shareholders of record as of November 7, 2014. The payment date is on or about November 21, 2014.

Net income for 3Q2014 was $2.8 million after a non-recurring cost of $1.5 million. In March 2014, NAO entered into the UK Tonnage Tax system. Following this only minimal taxes are levied on our operation. Our fleet currently operates in the North Sea only.

The profit and loss (P&L) account for 3Q2014 has been charged with a non-recurring cost of $1.5 million associated with the listing and IPO in New York July, 2014. This one-time success fee, agreed to in 2013, was divided among 28 NAO-related people who contributed to the success of the listing and the IPO process. If it had been charged directly to the equity, there would have been no P&L impact.

The Company's operating cash flow was $6.0 million in 3Q2014, compared with $7.7 million for 2Q2014. Adjusted for the non-recurring costs, operating cash flow was $7.5m in 3Q2014.

The figures show that the 3rd quarter results are in line with the previous quarter.

As a matter of policy, the Company will always focus on maintaining a strong balance sheet with low net debt, thereby limiting the Company's financial risk. At the end of 3Q2014, net debt per NAO vessel in operation was zero. NAO has in place up to the end of 2018 a non-amortizing credit facility of $60 million, which is undrawn at this time.

We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

The Fleet

Our fleet is comprised of ten high-quality PSVs including four newbuildings. We currently have six vessels in operation, all in the North Sea, operating in the UK and the Norwegian Sector. The vessels to be delivered next year may operate in either sector or elsewhere. The significant fuel efficiency of our ships is also very attractive for the customers.

The Company's objective is to ensure spot or term employment for the fleet, including for the newbuildings. The specifications of the fleet are by and large of the same nature. NAO will seek to grow the fleet further.

The PSV Market

The Company believes the market outlook for our PSVs is positive. Now there is a seasonal weakening in the spot market.

We believe that lower oil prices, as we see now, will have limited impact on our operations. PSVs are critical to operating offshore and represent a small part of overall costs. The recent reduction in oil price may affect future offshore exploration activities. It should be noted that PSVs are part of the entire life-cycle of an offshore oilfield.

Several of our vessels are suitable for operations in the Arctic, where drilling activities could expand.

Strategy Going Forward

The main elements of the strategy of NAO are based on the same fundamentals as those of Nordic American Tankers Limited, including dividend policy, low debt, low G&A costs and full transparency.

The Company intends to grow its fleet. After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our dividend policy will continue to enable us to achieve a competitively priced risk adjusted cash yield  and a positive total return2 over time compared with that of other companies.

NAO is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned for the future. We shall endeavor to safeguard and further strengthen the position for our shareholders in a deliberate, predictable and transparent way.

We encourage prospective investors interested in the Offshore Supply Vessel sector to consider shares in NAO.

* * * * *

2 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

NORDIC AMERICAN OFFSHORE LTD
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION Amounts in USD '000		Three Months Ended		Nine Months Ended
	Sep. 30, 2014 (unaudited)	Jun 30, 2014 (unaudited)	Mar 31, 2014 (unaudited)	Sep 30, 2014 (unaudited)
Net Charter Revenue	14,309	14,605	12,705	41,619
Vessel Operating Expenses	(5,873)	(5,677)	(5,435)	(16,985)
General and Administrative Expenses	(2,502)*	(1,269)	(794)	(4,564)
Depreciation Expenses	(2,708)	(2,709)	(2,707)	(8,124)
Operating Expenses	(11,083)	(9,655)	(8,936)	(29,673)
Net Operating Gain (Loss)	3,226	4,950	3,770	11,946
Interest Income	44	1	47	91
Interest Expense	(134)	(333)	(327)	(794)
Other Financial Income (Expense)	(311)	(493)	(575)	(1,379)
Total Other Expenses	(401)	(826)	(855)	(2,082)
Taxes payable		0	(1,212)	(1,212)
Net Gain (Loss)	2,825	4,124	1,703	8,652
Basic Gain (Loss) per Shares	0.12	0.23	0.10	0.45
Basic Weighted Average Number of
Common Shares Outstanding	23,431,370	17,620,124	16,666,666	19,264,166
Common Shares Outstanding	23,431,370	23,431,370	16,666,666	23,431,370

*) The G&A for the three months and nine months ended September 30, 2014 include $1.5m paid as fees related to the  listing which is a one time non-recurring item

CONDENSED BALANCE SHEET Amounts in USD '000	Sep. 30, 2014 (unaudited)	Jun. 30, 2014 (unaudited)	Mar. 31, 2014 (unaudited)	Dec. 31, 2013
Cash and Cash Equivalents	7,887	16,391	7,944	109,819
Cash Deposit	45,000	45,000	0	0
Accounts Receivable, net	7,601	9,095	6,723	1,160
Prepaid Expenses	182	211	590	191
Inventory	306	343	358	319
Other Current Assets	998	821	694	516
Total current assets	61,973	71,861	16,309	112,005
Vessels, Net	257,619	260,313	262,986	132,765
Deposit on Contracts	14,178	10,966	9,036	0
Other Non-current Assets	497	536	587	612
Total non-current assets	272,294	271,814	272,609	133,377
Total Assets	334,267	343,675	288,918	245,382
Accounts Payable	1 173	2,273	2,140	981
Accounts Payable, related party	0	0	0	241
Other Current Liabilities	434	735	542	839
Total Current liabilities	1,607	3,008	2,683	2,061
Long-term Debt	0	0	40,000	0
Other Long-term Liabilities	1,212	1,212	1,212	0
Total Non-current Liabilities	1,212	1,212	41,212	0
Shareholders' Equity	331,449	339,455	245,023	243,321
Total Liabilities and Shareholders' Equity	334,267	343,675	288,918	245,382

NORDIC AMERICAN OFFSHORE LTD
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW Amounts in USD '000	Nine Months ended Sep. 30, 2014 (unaudited)
Net Cash Provided by (Used in) Operating Activities	10,747
Investment in Vessels	(132,978)
Downpayment on Contracts	(14,178)
Cash Deposit	(45,000)
Net Cash Provided by (Used in) Investing Activities	(192,156)
Net Proceeds from Issuance of Common Stock	100,153
Proceeds from Use of Credit Facility	40,000
Repayments on Credit Facility	(40,000)
Cash Dividends Paid to Shareholders, 1st and 2nd Quarter	(20,676)
Net Cash Provided by (Used in) Financing Activities	79,477
Net Increase (Decrease) in Cash and Cash Equivalents	(101,932)
Cash and Cash Equivalents at Beginning of Period	109,819
Cash and Cash Equivalents at End of Period	7,887 *

*Total cash is $52.9 million including the term deposit of $45 million.

NORDIC AMERICAN OFFSHORE LTD

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Nine Months Ended Sep 30, 2014
Amounts in USD '000	Sep 30, 2014 (unaudited)	Jun 30, 2014 (unaudited)	Mar 31, 2014 (unaudited)

Net Operating Gain (Loss)	3,226	4,950	3,770	11,946
Depreciation Expense	2,708	2,709	2,707	8,124
Operating Cash Flow (I)	5,934	7,659	6,477	20,070

(1) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Tor-Øyvind Bjørkli, Chief Executive Officer
Nordic American Offshore Ltd.
Tel: +47 90 62 70 14

Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

Jacob Ellefsen, Manager, IR and Research
Nordic American Offshore Ltd.
Tel: + 377 93 25 89 07 or + 33 678 631 959

Turid M. Sørensen, Chief Financial Officer
Nordic American Offshore Ltd.
Tel: +47 90 57 29 27

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223